702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

Steven P. Whaley
Senior Vice President and Controller

June 22, 2012

Mr. Andrew D. Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 27, 2012
Form 10-Q for the Quarterly Period Ended April 30, 2012
Filed June 1, 2012
File No. 001-6991

Dear Mr. Mew:

This letter is in response to your letter dated June 8, 2012, addressed to Mr. Charles M. Holley, Jr., Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc., a Delaware corporation (the “Company”). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in that letter and have provided our response in regular type (except for the risk factor in bold-faced type within our response to staff comment No. 1 below) following each comment.

Letter to the U.S. Securities and Exchange Commission
June 22, 2012

Form 10-K for the Fiscal Year Ended January 31, 2012
Risk Factors, page 13
If we do not maintain the security of information…, page 17

1.
We note your disclosure that you “may be vulnerable to security breaches” through cyber attacks. Please tell us whether any such breaches or attacks have occurred in the past. In order to place the risks described in this risk factor in an appropriate context, in future filings please expand your risk factor to disclose this information. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Each year, computer hackers make numerous attempts to breach the Company's information systems. None of the attempts by computer hackers have resulted in any unauthorized person gaining access to the personal information of the Company's customers, associates or vendors stored on the Company's information systems. In light of these facts, the Company does not believe that such attempts to access that information have previously constituted, or currently constitute, a material risk to the Company's operations, its results of operations or financial condition, or its reputation. Consistent with the Staff's guidance in CF Disclosure Guidance: Topic 2 (the “Cybersecurity Guidance”) that registrants should provide disclosure tailored to their particular circumstances, the Company has not previously disclosed its historical experience with cyberattacks in the risk factor on which the Staff has commented (the “Subject Risk Factor”).
The Company believes the inclusion of the Subject Risk Factor in the Company's Annual Report on Form 10-K is not currently required by Item 503 of the Commission's Regulation S-K or the Cybersecurity Guidance. Nevertheless, in light of recent disclosure trends, the Company included the Subject Risk Factor in its Annual Report on Form 10-K for the year ended January 31, 2012 (the “FY 2012 10-K”) to alert investors that it is possible for the security of the personal information that the Company holds to be breached and to inform investors of the potential consequences of such a breach for the Company. The Company employed the phrase “may be vulnerable” in the Subject Risk Factor to indicate specifically that it is possible that such a breach might occur, not that such a breach had previously occurred or was probable.
In response to the Staff's request that, in the future, certain information be included in the Subject Risk Factor to give context to existing disclosure, and in order to state more plainly the point of the phrase “may be vulnerable,” in the future the Company will modify its risk factor disclosure relating to the risk discussed in the Subject Risk Factor to read substantially as follows:

Letter to the U.S. Securities and Exchange Commission
June 22, 2012

Any failure to maintain the security of the information relating to our customers, associates and vendors that we hold, whether as a result of cybersecurity attacks or otherwise, could damage our reputation with customers, associates and vendors, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results.
As do most retailers, we receive certain personal information about our customers, and we also receive personal information concerning our associates and vendors. In addition, our online operations at www.walmart.com, www.samsclub.com and other websites depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments. Each year, computer hackers make numerous attempts to access the information stored in our information systems. We maintain substantial security measures to protect, and to prevent unauthorized access to, such information. As a result of those measures, the past attempts by computer hackers to gain access to the information stored on our information systems have been unsuccessful. Nevertheless, it is possible that computer hackers and others (through cyberattacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) might compromise our security measures in the future and obtain the personal information of customers, associates and vendors that we hold. Such an occurrence could adversely affect our reputation with our customers, associates, and vendors, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. Moreover, a security breach could require that we expend significant additional resources to upgrade further the security measures that we employ to guard such important personal information against cyberattacks and other attempts to access such information and could result in a disruption of our operations, particularly our online sales operations.
The Company will modify this risk disclosure if changes in facts and circumstances require different disclosure.
Form 10-Q for the Quarterly Period Ended April 30, 2012
Note 8. Contingencies, page 13
Legal Proceedings, page 13

2.
We note your disclosure that you cannot predict the ultimate outcome of some of the matters disclosed, that you cannot predict accurately at this time the outcome and/or that you cannot predict at this time the ultimate amount of all such costs. We do not believe that whether you can predict the ultimate outcome, ultimate amount or predict the outcome accurately is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Letter to the U.S. Securities and Exchange Commission
June 22, 2012

We believe the disclosures set forth in Note 8, Contingencies, Legal Proceedings appearing in the Company's Form 10-Q for the Quarterly Period ended April 30, 2012 (the “FY13Q1 10-Q”), comply with the disclosure requirements set forth in ASC 450. We confirm that, in accordance with ASC 450, if we had concluded that contingencies material to our consolidated financial statements existed, we would have provided, as to those material contingencies, disclosure of the amount of possible loss or a range of possible loss or explicit disclosure that we were unable to estimate the possible loss or range of possible loss and the reasons why we were unable to provide an estimate.
In some circumstances we provide disclosures of contingencies that are not material to our consolidated financial statements. For those disclosures we have noted: “While management cannot predict the ultimate outcome of these matters, management does not believe it will have a material effect on the Company's financial condition or results of operations.” We believe the disclosures of these immaterial contingencies in the FY13Q1 10-Q are beneficial to the reader of our financial statements as they provide current information about a previously material contingency and information about an environmental regulatory investigation of a matter that can carry possible criminal penalties along with historical context in relation to these matters. We respectfully submit that disclosure regarding the amount of possible loss or range of possible loss as to such contingencies is not required as any loss amounts in connection with those contingencies are not expected to be material to our consolidated financial statements. Nevertheless, in response to your comment, in future filings, we will revise the sentence to generally read: “Management does not believe any possible loss or the range of any possible loss that may be incurred in connection with this matter will be material to the Company's financial condition or results of operations.”
The Foreign Corrupt Practices Act (“FCPA”) matter set forth in Note 8, Contingencies, FCPA Investigation and Related Matters appearing in the FY13Q1 10-Q is in the early stages. In future filings and consistent with our historical practice, we will update our disclosures in the note to our consolidated financial statements relating to loss contingencies as appropriate if any material development in a matter discussed in that note has occurred.
General
As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

Letter to the U.S. Securities and Exchange Commission
June 22, 2012

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about either of the Company's responses or need further information, please contact the undersigned at (479) 204-8263.
Sincerely,

Steven P. Whaley
Senior Vice President and Controller

cc:	Ms. Donna Di Silvio
Staff Accountant
U.S. Securities and Exchange Commission

Mr. Daniel Leslie
Staff Attorney
U.S. Securities and Exchange Commission

Mr. Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.